Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization

CT Technologies Holdings, LLC	Delaware

CT Technologies Intermediate Holdings (Topco), Inc.	Delaware

CT Technologies Intermediate Holdings, Inc.	Delaware

Smart Holdings Corp.	Delaware

HealthPort, LLC	South Carolina

HealthPort Technologies, LLC	Georgia

SHS Holdings, LLC	Delaware

ChartOne Health, LLC	Delaware

ChartOne, LLC	Delaware